February 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attn: Abby Adams

Re:           ReShape Lifesciences Inc.

Registration Statement on Form S-1

Filed January 12, 2023

File No. 333-269207

Ladies and Gentlemen:

As the underwriter of the proposed offering of ReShape Lifesciences Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated February 1, 2023 for the above-referenced Registration Statement.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Co-President